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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

1 Whipple Street, Balcatta, 6021, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date August 21, 2003	By
(Signature) *
J. B. Abbott Company Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbeng.com

ASX AND MEDIA RELEASE: 21 AUGUST 2003	ASX Code:	OEC
FOR IMMEDIATE RELEASE	NYSE Code:	OE
	Berlin Code:	ORE
Frankfurt Code: OREA

Orbital – Annual Results Show Continued Improvement

PERTH, AUSTRALIA: Orbital Engine Corporation today announced its financial results for the full year ended 30 June 2003.

Highlights include:–

•	Profit after taxation of $1.0 million in the second half-year.

•	Significantly reduced loss after taxation for the full year of $1.9 million, compared to $26.8 million losses in each of the previous two years of F2002 and F2001.

•	Overheads reduced 23% to $19.5 million compared to $25.4 million F2002 due to a major restructuring program.

•	Synerject’s contribution to the full year result was a profit of $1.4 million compared to $3.1 million loss in the prior year.

•	Successful capital raising generating $2.6 million in June 2003 and a further $3.3 million post year end in July 2003.

•	Cashflow from operations showing continuing improvement.

•	Additional new products introduced by its customers including the launch of Mercury 3 cylinder Optimax™ engines and Peugeot’s Jetforce scooter.

•	Increasing proportion of revenue from engineering services outside the traditional Orbital Combustion Process (OCP) technology.

The retiring Chairman, Ross Kelly, said that the strategies employed over the last 18 months were clearly delivering the desired outcome. “I am particularly pleased with the financial results delivered in the second half of the year. The process of restructure, led by Managing Director, Peter Cook, which commenced 18 months ago has delivered a very satisfactory outcome.”

New Chairman, Mr Don Bourke, said “The result shows that the Company has been stabilised and provides the foundation for future development. I look forward to being part of that process”.

Financial Summary

Orbital’s result for the year is summarised as follows: -

	June 2003 Full Year	June 2003		June 2002 Full Year
		1st Half	2nd Half
	A$’000	A$’000	A$’000	A$’000
Revenue
System Sales	29,304	23,236	6,068	35,748
Engineering	10,089	4,856	5,233	8,765
Royalties	3,192	1,529	1,663	2,693
Licence income	699	91	608	3,758

	43,284	29,712	13,572	50,964

Other Income
Proceeds on sale of fixed assets	441	80	361	138
Foreign Exchange gain	1,894	249	1,645	1,393
Other	593	65	528	106

	2,928	394	2,534	1,637

Total Revenue (excluding interest)	46,212	30,106	16,106	52,601
System purchases	(27,582)	(21,696)	(5,886)	(33,227)
Licence costs	(549)	—	(549)	(477)

Gross Contribution	18,081	8,410	9,671	18,897
Overhead expenses	(19,460)	(10,562)	(8,898)	(25,449)
Restructuring costs	352	17	335	(5,418)
Share of Synerject net profit/(loss)	1,351	664	687	(3,068)
Provision Texmaco investment	—	—	—	(6,446)

Earnings before interest, tax, depreciation & amortisation	324	(1,471)	1,795	(21,484)
Depreciation & amortisation	(1,807)	(1,158)	(649)	(2,752)
Amortisation of prepaid marketing	(484)	(484)	0	(2,319)
Net interest income	227	147	80	680

Operating loss before tax	(1,740)	(2,966)	1,226	(25,875)
Income tax (expense) credit	(125)	67	(192)	(901)

Operating Loss after tax attributable to members	(1,865)	(2,899)	1,034	(26,776)

Revenue

Whilst revenue for the year of $46.2 million fell 12% compared to the prior year, the reduction was primarily due to the restructure of Synerject incorporating the transfer of Orbital’s marine and recreation systems sales business to Synerject with effect from 1 April 2003. The transfer will have full effect in F2004 with all systems sales being reported by Synerject.

Engineering revenue increased 15% to $10.1 million over the prior year as Orbital expanded its customer base beyond its traditional technology focus.

Additionally, royalty revenue increased 19% to $3.2 million over the prior year, reflecting the first full year of motorcycle royalties and the launch of additional new products including Mercury’s 3 cylinder Optimax™ product range and Peugeot’s Jetforce scooter.

Licence income, typically volatile period to period, was $0.7 million compared to $3.8 million last year. As announced in February 2003, the Indian component manufacturer, UCAL, was licensed to supply Orbital fuel systems to the very prospective Indian motorcycle market.

Expenses

Orbital has continued its restructuring, aggressively commenced in F2001. Overheads for the year of $19.5 million were $6.0 million lower than 2002, which in turn was $5.5 million lower than 2001. Overhead savings have been generated primarily through staff reductions, however savings have been achieved across all cost centres. Offices in the United Kingdom and the United States were closed during the year and the associated functions either transferred to Synerject or centralised in Perth, Australia. Further savings in the year ended 30 June 2004 are forecast as the annualised benefits of the cost saving initiatives introduced during the year are realised.

Synerject

Synerject consolidated the turnaround demonstrated in recent reporting periods, with Orbital’s share of Synerject’s profit for the year increasing to $1.4 million compared to a loss of $3.1 million last year. Synerject turnover increased by 52% to US$39 million. The increase is primarily a result of the first full year of production of direct injection products for Piaggio motorcycles and Peugeot Motocycles, together with port injection products for Sanyang and Kymco in Taiwan. Sale volumes to Mercury also increased including the introduction of direct injection fuel systems to Mercury’s 3 cylinder Optimax range of engines. Mercury introduced the 115hp engine in April 2003 and this will be followed by the 90hp and 75hp engines later this calendar year.

The restructure of Synerject announced in January 2003 transferred the benefit of Orbital’s marine and recreation system sales and Siemens-VDO’s non-automotive systems business to Synerject with effect from 1 April 2003.

As previously advised, Synerject’s finance arrangements were renegotiated during the year with loans now in place until September 2006. Synerject was cashflow positive during the financial year, meeting all terms and conditions of the restructured finance.

Improving Results

The second half-year profit of more than $1.0 million benefited from foreign exchange gains but was ahead of expectations.

The following graphical presentation of EBITDA over the past four half years illustrates that the strategy put in place in the last 18 months has dramatically improved the cash flow profile of Orbital.

Cash

Net operating cash outflow was $7.2 million for the year, however $6.3 million was in the first half, reducing to $0.9 million in the second half. Approximately $2.5 million cash payments were made during the year in respect of redundancies and annual and long service leave for staff reductions. A further $2.0 million working capital increase arose from early receipt of trade receivables in the last year.

In June 2003 Orbital received a net $2.6 million arising out of the successful placement of shares with a number of existing and new institutional investors.

Cash at the end of the financial year was $9.0 million.

Further, during July 2003 a successful share purchase plan closed oversubscribed, raising a further net $3.3 million.

Commercial Update

Orbital’s sales and marketing efforts have been focused on delivering continued and sustained growth in sales of engineering services. Non-Orbital Combustion Process (OCP) related engineering services now account for approximately one third of all engineering revenue of $10.1 million. The new customers and expanded engineering services achieved provide confidence that growth targets forecast for engineering services revenue this financial year can be met.

Orbital continues to support OCP programs in all its markets, and in particular within the automotive sector where currently two advanced engineering programs are being progressed with Original Equipment Manufacturers (OEMs).

The number of engines now incorporating OCP technology has grown to 30 with the introduction of 5 new models in the marine sector and 1 new model in the motorcycle sector in the last 12 months. Within the marine sector, Mercury released the 115hp model of the 1.5 litre Optimax™ 3 cylinder engine, the first of three new models scheduled for introduction in the northern hemisphere summer of 2003.

Peugeot Motocycles released its Jetforce scooter for sale in April 2003. This northern hemisphere summer will be the first full year of sales of the 4 scooter models released by Piaggio and Peugeot last year. Aprilia’s two models released several years ago continue to perform well in the market.

Orbital continues to work with Indian scooter and motorcycle manufacturers to meet emissions legislation to be introduced in 2005. Orbital’s OCP™ direct injection is a proven solution enabling 2-stroke engines to meet these requirements while also providing fuel savings for the end user.

Outlook

Growth in core revenue streams of engineering services and royalties, with costs continuing to decrease as the full benefits of our restructuring are realised, provides a basis for optimism.

The annualised benefit from the restructure of Synerject should result in a further profit improvement enhancing the value of Orbital’s investment in Synerject during F2004.

Orbital is confident that it will be able to continue to build on the good foundation which it has established.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges

CONTACTS	Email – Info@orbeng.com Australia: Mr Peter Cook Chief Executive Officer Tel: +61 8 9441 2311	Website – www.orbeng.com USA: 1 810 245 0621

Orbital Engine Corporation Limited – Preliminary Final Report

ABN 32 009 344 058

APPENDIX 4E

Financial year ended 30 JUNE 2003

Results for announcement to the market

		A$000’s			A$000’s
Total revenue from ordinary activities	decreased	6,882	12.9%	to	46,471
Net loss from ordinary activities after tax attributable to members	decreased	24,911	93.0%	to	1,865
Net loss attributable to members	decreased	24,911	93.0%	to	1,865

There is no proposal to pay dividends for the year ended 30 June 2003.

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 21 August 2003 accompanying this statement.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	2003 $’000	2002 $’000
System sales		29,304	35,748
Engineering services income		10,089	8,765
Royalty income		3,192	2,693
Licence income		699	3,758

Revenue from trading activities		43,284	50,964
Other income from ordinary activities		3,187	2,389

Total revenue from ordinary activities		46,471	53,353
System purchases		(27,582)	(33,227)
Licence costs		(549)	(477)
Employee expenses		(10,971)	(18,450)
Borrowing costs		(32)	(72)
Provision for writedown in the carrying value of investment		—	(6,446)
Depreciation and amortisation		(2,291)	(2,752)
Prepaid marketing expenses—amortised		(484)	(2,319)
Engineering consumables and contractors		(1,570)	(2,447)
Travel and accommodation		(1,275)	(1,797)
Patent costs		(1,010)	(1,221)
Other expenses from ordinary activities		(3,798)	(6,952)
Share of net profit/(loss) of associate	2	1,351	(3,068)

Loss from ordinary activities before related income tax		(1,740)	(25,875)
Income tax (expense)/benefit relating to ordinary activities	3	(125)	(901)

Net loss after related income tax		(1,865)	(26,776)
Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	1.2	(40)	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,905)	(26,776)

		Cents	Cents
Basic earnings/(loss) per share (in cents)	4	(0.5)	(7.5)
Diluted earnings/(loss) per share (in cents)	4	(0.5)	(7.5)

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	NOTE	2003 $’000	2002 $’000
Current Assets
Cash		9,007	13,764
Receivables		3,300	6,904
Inventories		94	555
Prepayments		699	971

Total Current Assets		13,100	22,194

Non-Current Assets
Receivables from associate		—	10,222
Property, plant & equipment		10,382	12,626

Total Non-Current Assets		10,382	22,848

Total Assets		23,482	45,042

Current Liabilities
Payables		3,973	5,652
Interest-bearing liabilities		142	236
Current tax liabilities		—	52
Provisions		2,525	5,060
Unearned income		—	2,268

Total Current Liabilities		6,640	13,268

Non-Current Liabilities
Interest-bearing liabilities		198	357
Non interest-bearing liabilities		19,000	19,000
Provisions		2,712	3,527
Other—including liability for share of net asset deficiency of associate		6,915	21,595

Total Non-Current Liabilities		28,825	44,479

Total Liabilities		35,465	57,747

Net Assets		(11,983)	(12,705)

Equity
Contributed equity	5	213,467	210,840
Accumulated losses	6	(225,450)	(223,545)

Total Equity/(Deficiency)		(11,983)	(12,705)

		Cents	Cents
Net tangible assets/(deficiency) per share (in cents)		(3.15)	(3.57)

The statement of financial position is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOW FOR THE YEAR ENDED 30 JUNE 2003

	2003 $’000	2002 $’000
Cash Flows Provided by / (Used in) Operating Activities
Cash receipts in the course of operations	48,509	52,849
Cash payments in the course of operations	(55,375)	(65,661)
Income taxes paid	(305)	(794)

Net cash used in operating activities	(7,171)	(13,606)

Cash Flows Provided by / (Used in) Investing Activities
Interest received	259	752
Proceeds from sale of property, plant & equipment	269	138
Payments for property, plant & equipment	(206)	(503)
(Payments)/receipts for investments in controlled entities (net of cash acquired)	—	347
Loans to associate	(147)	(4,645)

Net cash (used in) / provided by investing activities	175	(3,911)

Cash Flows Provided by / (Used in) Financing Activities
Proceeds from issue of shares	2,800	—
Transaction costs from issue of shares	(173)	—
Finance lease payments	(285)	(404)

Net cash provided by/(used in) financing activities	2,342	(404)

Net decrease in cash held	(4,654)	(17,921)
Cash at the beginning of the financial year	13,764	32,735
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(103)	(1,050)

Cash at the end of the financial year	9,007	13,764

Non-Cash Investing Activities

During the year the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in associate (Synerject LLC) satisfied by conversion of non-current loans receivable from the associate. The consolidated entity also acquired further equity in the Synerject LLC satisfied by sale to the associate of plant and equipment valued at US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

The statement of cash flow is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.1	Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $1.865 million during the year ended 30 June 2003 and as at 30 June 2003 the carrying value of the consolidated entity’s liabilities exceeded the carrying value of assets by $11.983 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	At 30 June 2003 the consolidated entity had cash of $9.007 million.

(ii)	On 17 July 2003, the company acquired a further $3.280 million in cash (net of issue costs) from the issue of equity under the share purchase plan (refer note 10).

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iv)	Included in non-current liabilities at 30 June 2003 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of OCP engines produced to 30 June 2003 totalled approximately 350,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Changes in Accounting Policy

Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$40,000 increase in provision for employee entitlements.
•	$40,000 increase in opening accumulated losses.

There is no change in the results reported in the year ended 30 June 2003 as a result of this change in accounting policy.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

2.	INVESTMENT IN ASSOCIATE

As at 30 June 2003, the consolidated entity held a 50% interest in Synerject LLC, a joint venture with Siemens VDO Automotive Corporation (30 June 2002: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process.

Result of associate

	2003 $’000	2002 $’000
Share of associates profit/(loss) from ordinary activities before income tax expense	1,197	(3,488)
Share of associates income tax expense	(228)	(9)

Share of associates net profit/(loss) as disclosed by associate	969	(3,497)
Adjustment—reversal amortisation of intangible	382	430

Share of associates net profit/(loss)	1,351	(3,068)

3.	TAXATION

Prima facie income tax credit / (expense)

Calculated at 30% on the operating loss	522	7,763
Increase/(Decrease) in income tax credit due to:
— Withholding tax	(125)	(656)
— Depreciation and amortisation not deductible	—	(5)
— Other (non-deductible)/non-assessable amounts	(11)	12
— Research and development allowance	387	304

Income tax credit on operating loss before individually significant income tax items	773	7,418

Individually significant income tax items:
— Non-resident controlled entities results not tax effected	1,039	(257)
— Australian tax losses not brought to account	(3,254)	(5,125)
— Provision against carrying value of investments	—	(1,934)
— Other Australian timing differences not brought to account	1,193	(1,090)

	(1,022)	(8,406)

Income tax (expense)/credit for current year	(249)	(988)
Income tax over/(under) provided in prior year	124	87

Income tax (expense) / credit on operating loss	(125)	(901)

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

4.	EARNINGS/(LOSS) PER SHARE

	2003	2002

Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	357,060,384	355,077,797

Weighted average number of ordinary and potential ordinary shares	360,504,634	363,738,011

Options to purchase ordinary shares held under the Employee Share Plan are included in calculating the weighted average number of potential ordinary shares. Refer to Note 5.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence the weighted average number of potential ordinary shares is not used in calculating the diluted earnings/(loss) per share.

5.	CONTRIBUTED EQUITY

	2003 $’000	2002 $’000
Issued and paid-up capital
379,979,583 (2002: 355,387,361) ordinary shares, fully paid	213,467	210,840

Ordinary Shares
Balance at the beginning of year	210,840	210,840
Shares issued:
1,258,887 (2002: 689,087) shares issued pursuant to employee share plans	—	—
23,333,335 (2002: Nil) shares issued pursuant to share placement	2,800	—
Transaction costs arising from issue of shares pursuant to share placement	(173)	—

	213,467	210,840

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

5.1	Employee Share Plan

The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under this plan.

	SERIES A			SERIES B			Total Outstanding
Year	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1998	500,500	0.59	25 Sep 2003	515,800	0.66	25 Sep 2003	1,016,300
1999	403,500	0.53	23 Sep 2004	247,150	0.59	23 Sep 2004	650,650
2000	852,000	1.61	28 Sep 2005	925,300	1.79	28 Sep 2005	1,777,300

	1,756,000			1,688,250			3,444,250

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2003 was $0.12 (30 June 2002: $0.30). No options were issued during the year.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

6.	ACCUMULATED LOSSES

	2003 $’000	2002 $’000
Accumulated losses at beginning of the year	223,545	196,769
Net effect of initial adoption of AASB 1028 “Employee Benefits”	40	—
Net (profit)/loss attributable to members of the parent entity	1,865	26,776

Accumulated losses at end of the year	225,450	223,545

7.	DISCONTINUED OPERATIONS

Marine and Recreation Systems Business

On 10 January 2003, Orbital publicly announced its plan to transfer Orbital’s marine and recreation systems business to its joint venture, Synerject LLC as part of the restructure of Synerject. The marine and recreation systems business operates in the United States of America and formed the majority of the consolidated entities marine and recreation business segment. The activities of this business are consistent with the motorcycle systems business already handled within Synerject and this change will simplify the customer interface.

On 31 March 2003 Orbital signed a contract to transfer the benefit of this business to Synerject LLC with effect from 1 April 2003 and sell the associated tangible assets. The value of the assets disposed of was $171,884 (US$103,603). The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these are being settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which have been included in the financial statements of Orbital for 30 June 2003, were as follows:

	2003 $’000	2002 $’000
Financial performance information for the period (2003; 9 months ended 31 March)
Revenue from ordinary activities	29,304	35,527
Expenses from ordinary activities	(28,716)	(35,153)

Profit from ordinary activities before income tax	588	374
Income tax expense	—	—

Net Profit	588	374

Financial position information as at 30 June
Segment assets	40	4,974
Segment liabilities	(1,645)	(2,576)

Net assets (liabilities)	(1,605)	2,398

Cash flow information for the period (2003; 9 months ended 31 March)
Net cash provided by/(used in) operating activities	4,781	(1,329)
Net cash provided by/(used in) investing activities	312	(9)
Net cash provided by financing activities	—	—

Net increase/(decrease) in cash held	5,093	(1,338)

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

8.	SEGMENT REPORTING

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

8.1	Business Segments

	Marine & Recreation		Motorcycles		Automotive		Engineering		Eliminations		Consolidated
	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s
External segment revenue	32,777	40,769	4,098	4,741	3,844	4,732	3,018	867	—	—	43,737	51,109
Inter-segment revenue	—	—	—	—	—	—	6,567	5,162	(6,567)	(5,162)	—	—

Segment Revenue	32,777	40,769	4,098	4,741	3,844	4,732	9,585	6,029	(6,567)	(5,162)	43,737	51,109

Unallocated corporate revenues											2,734	2,244

Total Revenue											46,471	53,353

Segment Result	660	2,924	(328)	(1,551)	(1,989)	(3,475)	(595)	(5,693)	—	—	(2,252)	(7,795)

Unallocated corporate loss											(1,488)	(3,148)
Provision for diminution in carrying value of investment											—	(6,446)
Reorganisation (costs) / credits											649	(5,418)
Share of profit/(loss) of associate											1,351	(3,068)

Net Loss before related income tax											(1,740)	(25,875)

Income Tax Expense											125	901

Loss after tax attributable to members											(1,865)	(26,776)

Depreciation and amortisation	81	485	—	—	9	12	2,201	2,255	—	—	2,291	2,752
Prepaid marketing expenses—amortised	—	—	484	2,319	—	—	—	—	—	—	484	2,319
Other non-cash expenses	(16)	296	16	267	—	8	17	28	—	—	17	599

Segment non-cash expenses	65	781	500	2,586	9	20	2,218	2,283	—	—	2,792	5,670

Provision for diminution in carrying value of investments											—	6,446
Reorganisation costs / (credits)											(1,026)	1,640
Foreign exchange gain											(1,894)	(1,393)

Non-cash expenses / (income)											(128)	12,363

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

8.	SEGMENT REPORTING (CONTINUED)

8.1	Business Segments (Continued)

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated
	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s
Segment Assets	874	5,502	786	985	1,475	885	10,597	13,001	743	683	14,475	21,056
Unallocated assets
Cash											9,007	13,764
Receivables from associate											—	10,222

Consolidated Total Assets											23,482	45,042

Segment Liabilities	2,509	2,956	976	450	789	242	2,560	4,821	714	1,499	7,548	9,968
Unallocated liabilities
Income tax liabilities											—	52
Borrowings											19,340	19,593
Unearned income and other provisions											1,662	6,539
Liability for share of net asset deficiency in associate											6,915	21,595

Consolidated Total Liabilities											35,465	57,747

Consolidated Net Assets / (Liabilities)											(11,983)	(12,705)

Segment Acquisitions of Non current assets	—	9	—	—	—	—	206	494	—	—	206	503
Unallocated acquisitions
Loans to associate											147	4,645

Consolidated Acquisitions of Non current assets											353	5,148

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

8.	SEGMENT REPORTING (CONTINUED)

8.2	Geographical Segments

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

	North America		Europe		Asia		Australia		Consolidated
	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s
External segment revenue	32,041	41,675	3,743	5,345	3,870	2,858	4,083	1,231	43,737	51,109
Segment Assets	1,025	5,287	635	386	603	1,271	12,212	14,112	14,475	21,056
Acquisitions of Non current assets	—	9	—	—	—	—	206	494	206	503

8.3	Inter-Segment Pricing

Inter-segment pricing is determined on an arms length basis.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

9.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

9.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 31 December 2002, Orbital’s share of Synerject’s financing obligations amounted to A$14.970 million (US$10.000 million) (30 June 2002: A$20.361 million (US$11.459 million)).

9.2	The Company has provided A$6.915 million (30 June 2002: A$21.026 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens VDO Automotive above.

9.3	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

10.	EVENTS SUBSEQUENT TO REPORTING DATE

Share Purchase Plan

On 6 June 2003, the Company announced that it would be making an offer, via a Share Purchase Plan (“SPP”), to its Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share.

The offer under the SPP closed on 10 July 2003. Approximately A$3.280 million, net of transaction costs of approximately A$0.245 million, was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on 17 July 2003.

11.	RECONCILIATION TO US GAAP

Please refer to Attachment 1 for reconciliation of the financial statements for the year ended 30 June 2003 to United States GAAP.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITES

Annual Meeting

The annual meeting will be held as follows:

Place:	Rendezvous Observation City Hotel
The Esplanade
Scarborough Beach
Western Australia

Date:	Thursday 23 October 2003

Time:	10.00am

Approximate date the annual report will be available: 25 September 2003

Audit

This report is based on accounts which are in the process of being audited.

APPENDIX 4E

Attachment 1

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2003

1. RECONCILIATION OF ACCOUNTS TO US GAAP

1.1 Profit and Loss Account
	NOTE		2003 A$’000	2002 A$’000	2001 A$’000
Net (loss) reported under AUS GAAP			(1,865)	(26,776)	(26,837)
Net tax effects of the US GAAP adjustments			—	(858)	(1,058)
Stock compensation	3	(a)	(254)	(378)	(584)
Licence and marketing agreements	3	(c)	484	2,319	2,319
Accounting standard change AUS GAAP	3	(d)	(40)	—	—

Net loss according to US GAAP			(1,675)	(25,693)	(26,160)

Loss per ordinary share—US GAAP (A cents)	(a	)
— Basic			(0.47)	(7.24)	(7.40)
— Diluted			(0.47)	(7.24)	(7.40)
Loss per American Depositary Share (ADS)—US GAAP (A cents)	(a	)
— Basic			(18.76)	(289.45)	(295.80)
— Diluted			(18.76)	(289.45)	(295.80)
Number of ordinary shares in calculation (000’s)
— Basic			357,060	355,078	353,720
— Diluted			357,060	355,078	353,720

(a)    The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares in 2003 would have been 370,688,138.

(b)    On 8 May 2003 Orbital Engine Corporation Limited changed its ratio of ADR’s to underlying ordinary shares from 1 : 8 to 1 : 40. The comparatives for 2002 and 2001 have been restated to reflect the current ratio.

1.2 Shareholders’ Equity

Shareholders’ equity reported per AUS GAAP financial statements			(11,983)	(12,705)	14,071
Tax effect of US GAAP adjustments			—	—	858
Investments	3	(b)	—	—	(1,367)
Licence and marketing agreements	3	(c)	—	(484)	(2,802)

Shareholders’ equity (deficit) according to US GAAP			(11,983)	(13,189)	10,760

1.3 Reconciliation of movements in Shareholders’ Equity according to US GAAP

Shareholders’ equity (deficit) according to US GAAP at the beginning of the period			(13,189)	10,760	37,703
Net loss according to US GAAP			(1,675)	(25,693)	(26,160)
Equity issues—stock compensation			254	378	584
Equity issues—share placement (net of issue costs)			2,627	—	—
Investment writedown—other comprehensive income			—	1,367	(1,367)

Shareholders’ equity (deficit) according to US GAAP			(11,983)	(13,189)	10,760

1.4 Consolidated Balance Sheets

Total assets reported per AUS GAAP financial statements			23,482	45,042	111,789
Future income tax benefit written off/reclassified			—	—	(2,627)
Investments	3	(b)	—	—	(1,367)
Licence and marketing agreements	3	(c)	—	(484)	(2,802)

Total assets according to US GAAP			23,482	44,558	104,993

APPENDIX 4E

Attachment 1

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2003

2. SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1 Statement of Earnings Data
	2003 A$000’s	2003* US$000’s
Total revenue	46,471	31,043
Net loss	1,675	1,119

2.2 Balance Sheet Data at Year End

Current assets	13,100	8,751
Total assets	23,482	15,686
Current liabilities	6,640	4,436
Total long-term debt	19,198	12,824
Total shareholders’ deficit	(11,983)	(8,005)

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.6680 = A$1.00 on 30 June 2003. Such translations are provided for information purposes only.

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of shares or share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Investments

Under AUS GAAP, the Company’s investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. Since 30 June 2002 there is no difference in accounting for this investment since the provision recognized for AUS GAAP is considered other than temporary.

(c)	Licence and Marketing Agreements

A difference, totalling $0.484 million credit (2002: $2.319 million credit, 2001: $2.319 million credit, 2000: $5.122 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable within reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and prepaid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. The capitalised prepaid marketing expense has been amortised under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital’s operations.

(d)	Accounting Standard Change AUS GAAP

Under AUS GAAP the consolidated entity applied revised AASB 1028 “Employee benefits” for the first time from 1 July 2002. At 1 July 2002 the result of this change was taken to opening retained earnings in accordance with the initial adoption provisions. Under US GAAP this change is reflected in the profit and loss as an expense in the current year.